United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934


                   For the fiscal year ended December 31, 2000


                                       OR


[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934


                          Commission file number 1-7784


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

                  (Formerly Century Telephone Enterprises, Inc.
                             Dollars and Sense Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

                          Independent Auditors' Report



The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP


/S/ KPMG LLP

Shreveport, Louisiana
June 14, 2001

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999




                                                       2000               1999
--------------------------------------------------------------------------------

PLAN ASSETS
     Investments, at fair value                 $ 201,064,486       226,743,026
     Cash                                             147,882                 -
     Contributions receivable - employer              572,288           350,814
     Contributions receivable - participants          463,810                 -
     Receivables, other                                     -             4,103
-------------------------------------------------------------------------------

TOTAL ASSETS                                      202,248,466       227,097,943
-------------------------------------------------------------------------------

PLAN LIABILITIES
     Cash overdraft                                         -            54,632
-------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS               $ 202,248,466       227,043,311
===============================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2000


Additions to net assets:
Investment income (loss)
    Net depreciation in fair value of investments:
      Mutual funds                                          $   (12,798,991)
      Common stocks                                             (26,366,294)
    Dividend and other income                                     7,865,449
    Interest income                                                 660,824
---------------------------------------------------------------------------
       Net investment income (loss)                             (30,639,012)
---------------------------------------------------------------------------

Contributions:
    Participants                                                 12,806,265
    Company                                                       4,954,158
    Transfer from merged plan                                     6,349,232
---------------------------------------------------------------------------
       Total contributions                                       23,709,655
---------------------------------------------------------------------------

       Total investment income (loss) and contributions          (6,929,357)
---------------------------------------------------------------------------

Deductions from net assets:
    Participant withdrawals                                      18,190,999
    Other, net                                                       74,489
---------------------------------------------------------------------------
       Total deductions                                          18,265,488
---------------------------------------------------------------------------

Net decrease                                                    (25,194,845)
---------------------------------------------------------------------------

Net assets available for benefits:
    Beginning of year                                           227,043,311
---------------------------------------------------------------------------

    End of year                                             $   202,248,466
===========================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements
                                December 31, 2000


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The CenturyTel, Inc. Dollars and Sense Plan (the Plan) (formerly the Century Telephone Enterprises, Inc. Dollars and Sense Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee of CenturyTel, Inc. and its participating subsidiaries (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and sixteen percent of compensation. The percentage of compensation a participant elects to defer applies to the participant's base pay plus certain incentive compensation received, including certain cash bonuses, commissions, and lump sums granted in lieu of pay increases. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee. The Elective Deferral Account is self-directed.

      As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to 55% of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants' accounts (Additional Match Account). Company contributions may be made in cash or CenturyTel, Inc. Common Stock (CenturyTel Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of CenturyTel Common Stock.

      During 2000, the Company contributed $4,954,158 to the Plan, of which $4,544,158 related to contributions made to the Employer Match Account and $400,000 related to contributions made to the Additional Match Account.

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408 (d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

      The interest of a participant in his Elective Deferral Account, his Rollover/Transfer Account, his Employer Match Account and his Additional Match Account is fully vested and non-forfeitable at all times.

      Reports to Participants

      All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee and over age 59 1/2 may make withdrawals from his vested accounts prior to meeting normal distribution requirements. In addition, a hardship withdrawal may be made from an Elective Deferral Account or a Rollover/Transfer Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, purchase of a primary residence, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to change, suspend or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is 50% of the account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed fifteen years.

      Trustee

      The Trustee of the Plan, as of December 31, 2000, was T. Rowe Price Trust Company (T. Rowe Price). Prior to September 1, 2000, the Trustee of the Plan was Merrill Lynch Trust Company, FSB (Merrill Lynch). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Market Value Determination

      Investments in CenturyTel Common Stock are valued at the closing market price on December 31, 2000 and 1999, respectively. Other investments in the funds, which consist of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value.

      New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No.133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

      SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan Financial statements would be immaterial.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds available to Plan participants as of December 31, 2000:

      (a) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($92,607,866 and $112,022,408 at December 31, 2000 and
           1999, respectively).

      (b) T. Rowe Price Equity Index 500 Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($35,793,036 at December 31,
           2000).

      (c) BGI Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments ($20,590,494 and $22,073,760 at December 31, 2000 and 1999,
           respectively).

      (d) Loan Fund - represents loans to participants from the participants' investment accounts ($7,481,252 and $7,252,283 at December 31, 2000 and 1999, respectively).

      (e) BGI LifePath Income Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2000 ($544,967 and $419,536 at December 31, 2000 and 1999, respectively).

      (f) BGI LifePath 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($2,440,306 and $2,332,692 at December 31, 2000 and 1999,
           respectively).

      (g) BGI LifePath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($1,932,294 and $1,729,839 at December 31, 2000 and 1999,
           respectively).

      (h) BGI LifePath 2030 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030
           ($1,515,156  and  $1,637,234   at   December   31,  2000  and  1999,
           respectively).

      (i) BGI LifePath 2040 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($3,496,717 and $3,799,135 at December 31, 2000 and 1999,
           respectively).

      (j) Janus Fund - consists primarily of investments in U. S. and foreign equity securities ($15,818,645 at December 31, 2000).

      (k) T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($13,884,584 at December 31, 2000).

      (l) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($117,267 at December 31, 2000).

      (m) Janus Overseas Fund - consists primarily of investments in foreign equity securities ($301,872 at December 31, 2000).

      (n) T.Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($756,559 at December 31, 2000).

      (o) Morgan Stanley Dean Witter Small Company Growth Portfolio Fund - consists primarily of investments in equity securities of small companies ($471,278) at December 31, 2000).

      (p) PIMCO Total Return Fund - consists primarily of investments in debt securities ($3,312,193 at December 31, 2000).

      Investments in CenturyTel Common Stock Fund, BGI Asset Allocation Fund, Janus Fund, T. Rowe Price Summit Cash Reserves Fund, and T. Rowe Price Equity Index 500 Fund were each greater than 5% of net assets available for benefits at December 31, 2000.

      A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions and his contribution percentage at any time.

      All amounts allocated to a participant's Employer Match Account are invested in the CenturyTel Common Stock Fund. Participants who have not attained age 55 have no power to transfer amounts in the Employer Match Account to an investment fund other than the CenturyTel Common Stock Fund. Participants who have attained age 55 may redirect the investment of the balance in their Employer Match Account.

(3)   INCOME TAXES

      The Plan and related trust were designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in July 1996 related to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Barclays Global Investors Funds, Inc. (Barclays), Janus Capital Corporation (Janus), Morgan Stanley Dean Witter Investment Management, Inc. (Morgan Stanley), Pacific Investment Management Company (PIMCO) or T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan. Merrill Lynch was Trustee of the Plan until September 1, 2000. Therefore, Barclays, Morgan Stanley, PIMCO, Janus, T. Rowe Price, and Merrill Lynch qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price and Merrill Lynch for trustee, record keeping and other services amounted to $138,070 and $174,086, respectively, for the year ended December 31, 2000.

(5)   TRANSFER FROM MERGED PLAN

      On September 1, 2000, the assets of the Century Telephone Enterprises, Inc. Frozen Savings Plan (Frozen Savings Plan) were transferred into the Plan. The Frozen Savings Plan contains the net assets of various plans that were merged into the Frozen Savings Plan after the Company made certain corporate acquisitions. Activity in the Frozen Savings Plan subsequent to September 1, 2000 is included in the Statements of Net Assets Available for Benefits. The total Frozen Savings Plan account balances transferred to the Plan was $6,349,232.

(6)   CONCENTRATION OF INVESTMENTS

      As of December 31, 2000 and 1999, 45.8% and 49.3%, respectively, of the net assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining net assets available for benefits were invested in mutual funds managed by T. Rowe Price, Barclays, Morgan Stanley, PIMCO, or Janus.

(7)   COMPANY/PARTICIPANT DIRECTED FUNDS

      The CenturyTel Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made on behalf of participants who are age 55 or older. Such contributions can be redirected by these participants to the funds of their choice. All other funds are participant directed.

      The following tables set forth information related to the CenturyTel Common Stock Fund's assets available for benefits as of December 31, 2000 and 1999 and the changes in such assets for the year ended December 31, 2000.


December 31,                                          2000               1999
-------------------------------------------------------------------------------
PLAN ASSETS
    Investments                                $ 92,607,866         112,022,408
    Contributions receivable - employer             572,288             350,814
    Contributions receivable - participant          154,991                   -
-------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                  $ 93,335,145         112,373,222
===============================================================================

                                                            For the year ended
                                                             December 31, 2000
-------------------------------------------------------------------------------

Additions to assets:
Investment income (loss)
    Net depreciation in fair value of investments              $   (26,366,294)
    Other income                                                       295,055
    Interest income                                                    273,574
------------------------------------------------------------------------------
       Net investment income (loss)                                (25,797,665)
------------------------------------------------------------------------------

Contributions
    Participants                                                     4,435,230
    Company                                                          4,954,158
-------------------------------------------------------------------------------
       Total contributions                                           9,389,388
-------------------------------------------------------------------------------
       Total investment income (loss) and contributions            (16,408,277)
------------------------------------------------------------------------------

Deductions from assets:
    Participant withdrawals                                          4,777,517
    Other, net                                                          22,690
------------------------------------------------------------------------------
       Total deductions                                              4,800,207
------------------------------------------------------------------------------

Net decrease prior to interfund transfers                          (21,208,484)

Interfund transfers                                                  2,170,407
------------------------------------------------------------------------------

Net decrease                                                       (19,038,077)

Net assets available for benefits:

    Beginning of year                                              112,373,222
------------------------------------------------------------------------------

    End of year                                                 $   93,335,145
==============================================================================


                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000


    Identity of issuer, borrower,                 Description              Current                  Value Per
       lessor or similar party                  of Investment               Value                     Share
---------------------------------------------------------------------------------------------------------------

Investment in CenturyTel Common Stock             2,590,430  shares   $  92,607,866    (Notes 1 & 2)    35.75

Loan Fund (interest rates ranged from
   8.75% to 12.50%)                                       -               7,481,252                         -

Investment in Mutual Funds for
   Qualified Employee Benefit Plans:
    Managed by Barclays:
       Asset Allocation Fund                      1,882,129  shares      20,590,494    (Note 1)         10.94
       LifePath Income Fund                          50,789  shares         544,967                     10.73
       LifePath 2010 Fund                           193,521  shares       2,440,306                     12.61
       LifePath 2020 Fund                           128,477  shares       1,932,294                     15.04
       LifePath 2030 Fund                            91,828  shares       1,515,156                     16.50
       LifePath 2040 Fund                           196,445  shares       3,496,717                     17.80
    Managed by Janus:
       Janus Overseas Fund                           11,374  shares         301,872                     26.54
       Janus Fund                                   475,177  shares      15,818,645    (Note 1)         33.29
    Managed by Morgan Stanley:
       Small Co. Growth Portfolio Fund               44,127  shares         471,278                     10.68
    Managed by PIMCO:
       PIMCO Total Return Fund                      318,787  shares       3,312,193                     10.39
    Managed by T. Rowe Price:
       Equity Income Fund                             4,753  shares         117,267                     24.67
       Equity Index 500 Fund                      1,008,255  shares      35,793,036    (Note 1)         35.50
       Mid-Cap Growth Fund                           19,014  shares         756,559                     39.79
       Summit Cash Reserves Fund                 13,884,584  shares      13,884,584    (Note 1)          1.00
---------------------------------------------------------------------------------------------------------------
                                                                      $ 201,064,486
===============================================================================================================

Barclays, Janus, Morgan Stanley, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1)  These investments are greater than 5% of assets available for benefits.

       (2) Information on cost of investments is excluded as all investments except CenturyTel Common Stock Fund are participant directed. The CenturyTel Common Stock Fund is considered to be nonparticipant directed. The cost of investment in CenturyTel Common Stock is $60,953,125.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

                Schedule 4j- Schedule of Reportable Transactions

                      For the Year Ended December 31, 2000

                                                                                           Current Value of
                                              Redemption                                   Asset at Date of
                                 Purchase     or Selling    Lease   Expense     Cost of     Acquisition or      Net
Description of Transaction         Price        Price       Rental  Incurred     Asset        Disposition    Gain (Loss)
-----------------------------------------------------------------------------------------------------------------------------
                                 (Note 1)

Category (3) - A series of
   transactions in excess
   of 5% of beginning of
   year Plan assets
   available for benefits

Transactions in CenturyTel
   Common Stock (465
   purchases, 624 sales)      $ 16,429,564    6,753,783       -         -      4,735,404       (Note 2)      2,018,379



T. Rowe Price and Merrill Lynch are considered a party-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1) The purchase price denotes cost and current value of the security on the transaction date.

       (2) Current value is substantially the same as purchase price or selling price of the security on the transaction date .

                                    SIGNATURE




 Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            CenturyTel, Inc.
                                            Dollars and Sense Plan


 July 12, 2001                              /s/ R. Stewart Ewing, Jr.
                                            ----------------------------
                                               R. Stewart Ewing, Jr.
                                               Retirement Committee Member
                                               and Executive Officer of
                                               Issuer of Plan Securities

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

                                Index to Exhibit



      Exhibit
      Number
------------------------------------------------------------------------------

       23.1       Independent Auditors' Consent

                                                                EXHIBIT 23.1



                          INDEPENDENT AUDITORS' CONSENT





The Board of Directors
CenturyTel, Inc.:


We consent to incorporation by reference in the registration statement (No. 333-67815) on Form S-8 of CenturyTel, Inc. of our report dated June 14, 2001, relating to the statements of net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000, and related financial statement schedules as of December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of CenturyTel, Inc. Dollars and Sense Plan.



KPMG LLP


/s/ KPMG LLP
---------------------
Shreveport, Louisiana
July 10, 2001